UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A

of the Securities Act of 1933

December 7, 2020

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Release of Summary of a Memorandum regarding the Status of the Stacks Tokens Upon Adoption of Stacks Blockchain 2.0

Today Blockstack PBC (“Blockstack”) released a summary (“Summary”) of a more detailed memorandum (“Memorandum”) prepared for Blockstack PBC’s board of directors. Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”) prepared the Memorandum and the Summary with the factual input of Blockstack. The Memorandum and Summary reflect Blockstack’s analysis supporting the conclusion that, upon the adoption of version 2.0 of the Stacks Blockchain (“Stacks Blockchain 2.0”), the digital tokens (the “Stacks” or “Stacks Tokens”) native to the Stacks Blockchain should no longer be securities. If, immediately following the adoption of Stacks Blockchain 2.0, all relevant facts and descriptions as set out in the Memorandum are true in all material respects, PBC’s management (“Management”) anticipates determining that it no longer will treat the Stacks Tokens as securities under the U.S. federal securities laws. The Board of Directors of PBC anticipates approving Management’s determination, but expects to make a final approval at or shortly after the launch of Stacks Blockchain 2.0, based on the facts and circumstances existing at that time, and considering, if applicable, any developments in relevant law or regulation.

The Memorandum and Summary present a thoughtful and reasoned analysis of why the Stacks Tokens should not be deemed to be securities under the U.S. Supreme Court’s decision in SEC v. Howey. There is, however, no court case or other legal precedent directly on point, and it is therefore possible that a court, the SEC or others could disagree with some or all of the analysis or conclusions presented in the Memorandum and the Summary. Neither the Memorandum nor the Summary is a formal legal opinion of WSGR. No person or entity may rely on either the Memorandum or Summary for legal or other advice from WSGR.

Based on the analysis set forth in the Memorandum and summarized in the Summary, Blockstack believes that, following the adoption of Stacks Blockchain 2.0, trading platforms may permit U.S. persons to trade Stacks Tokens without the trading platform being required to register as an exchange or an alternative trading system, the mining of Stacks Tokens on the Stacks Blockchain 2.0 should be permitted, and Stacks Tokens should be freely tradeable, because the Stacks Tokens should no longer be securities.

Forward-looking statements

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our plans for decentralization of the Stacks ecosystem. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the SEC, including in the “Risk Factors” and “Management’s Discussion & Analysis” sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

By:	/s/ Muneeb Ali
Name:	Muneeb Ali
Title:	Chief Executive Officer

Date: December 7, 2020